090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20130708722-22
Ross Miller Secretary of State State of Nevada	Filing Date and Time 10/30/2013 8:39 AM
	Entity Number E0204032006-9

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

ZNOMICS, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE III of the Articles of Incorporation of Znomics, Inc. has been amended and restated in its entirety as set forth on "Exhibit A," which is attached hereto and incorporated herein by this reference.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: exceeded 51%

4. Effective date and time of filing: (optional) Date: 10/30/13 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT A

CERTIFICATE OF AMENDENT TO ARTICLES OF INCORPORATION
OF
ZNOMICS, INC.

Gordon F. Stofer hereby certifies that:

1. He is the Chief Executive Officer of ZNOMICS, INC., a Nevada corporation (the "Corporation").

2. Section 1 and Section 2 of Article III of the Articles of Incorporation of the Corporation, as amended and restated, are hereby amended and restated in their entirety to read as follows:

ARTICLE III
CAPITAL STOCK

Section 1. *Authorized Shares.*

The aggregate number of shares which the Corporation shall have authority to issue is one hundred million (100,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share.

The total number of shares of Common Stock that the Corporation shall have authority to issue is ninety million (90,000,000) shares, consisting of 88,000,000 shares designated as Class A Common Stock (the "Class A Common Stock") and 2,000,000 shares designated as Class B Common Stock (the "Class B Common Stock").

The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative participating, option and other rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock*

(a) *Designation.* The Common Stock may be issued as Class A Common Stock or Class B Common Stock. The Class B Common Stock shall be identical to the Class A Common Stock in all respects except that the Class B Common Stock shall have 100-to-1 voting rights on all matters to be voted upon.

(b) *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") or the Nevada Revised Statutes (hereinafter, the "NRS"), the holders

of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(c) *Voting Rights*. Except as otherwise provided by the NRS, (i) the holders of the issued and outstanding shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock and (ii) the holders of the issued and outstanding shares of Class B Common Stock shall be entitled to one hundred (100) votes for each share of Class B Common Stock. No holders of shares of Common Stock shall have the right to cumulate votes.

(d) *Liquidation Rights*. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation or the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(e) *No Conversion, Redemption, or Preemptive Rights*. The Holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(f) *Consideration for Shares*. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

(g) *Reverse Split*. Upon filing this Certificate of Amendment to the Articles of Incorporation of the Corporation (the "Split Effective Date"), each two hundred and eighty five (285) shares of Common Stock, par value $0.001 per share, of the Corporation issued and outstanding or held as unissued immediately prior to the Split Effective Date (the "Old Common Stock") shall be automatically without any action on the part of the holder thereof, be reclassified and changed into one (1) share of Class A Common Stock, par value $0.001 per share, which the Corporation shall be authorized to issue immediately subsequent to the Split Effective Date. If any conversion of Old Common Stock hereunder would create a fractional share, such fractional share shall be disregarded and the number of shares of Class A Common Stock issuable upon such conversion, in the aggregate, shall be rounded up to the nearest whole number of shares of Class A Common Stock.

3. The foregoing amendment to the Articles of Incorporation of the Corporation has been duly approved by the Corporation's Board of Directors.

4. The total number of outstanding common stock of the corporation entitled to vote on the record date was 55,145,892 shares of Old Common Stock. The number of shares voting in favor of the amendment equaled or exceeded a majority of the voting power.

DATE: October 25, 2013

Gordon F. Stofer, Chief Executive Officer